Exhibit 22.1

Subsidiary Guarantors and Issuers of Guaranteed Securities

The following table presents securities issued jointly as co-issuers by Triton Container International Limited and TAL International Container Corporation, both wholly-owned subsidiaries of Triton International Limited (“Triton”), and fully and unconditionally guaranteed by Triton, the offer and sale of which was registered under the Securities Act of 1933, as amended.

Description of securities

3.250% Senior Notes due 2032